Exhibit 99.3

TRADING DATA

The following table sets forth all transactions with respect to shares of Common Stock effected on behalf of the Reporting Persons since the filing of the Schedule 13D on September 16, 2024 in respect of the shares of Common Stock, inclusive of any transactions effected prior to the filing hereof. Except as otherwise indicated, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Trade Date	Buy/Sell	Quantity	Price Per Share (USD) (1) (2)	Total Cost Value (USD) (1) (3)
10/22/24	Buy	5,265,000	$10.99	$57,941,325.00

(1)	Rounded to the nearest cent.
(2)	Price per share does not include any commissions or other fees paid.
(3)	Total cost value includes any commissions or other fees paid.